UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

CHORDIANT SOFTWARE, INC.

(Name of subject company (Issuer))

MAPLE LEAF ACQUISITION CORP.

a wholly owned subsidiary of

PEGASYSTEMS INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (Title of classes of securities)	170404305 (CUSIP number of common stock)

Shawn Hoyt

General Counsel and Secretary

Pegasystems Inc.

101 Main Street

Cambridge, MA 02142

(617) 374-9600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Jeffrey D. Saper

Lawrence M. Chu

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Transaction Valuation (1) $165,678,120.00	Amount of Filing Fee (2) $11,812.85
(1)	Estimated for purpose of calculating the filing fee only. The transaction valuation was determined by multiplying the purchase price of $5.00 per share by the sum of: (i) the 30,508,289 shares of common stock, par value $0.001 per share (the “Shares”), of Chordiant Software, Inc., a Delaware corporation, issued and outstanding as of March 12, 2010; (ii) 804,601 restricted stock units or restricted stock award relating to Shares; and (iii) the 1,822,734 Shares that are issuable under outstanding stock options to purchase Shares as of March 12, 2010 with an exercise price of less than $5.00 per Share.
(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$11,812.85	Filing Party:	Maple Leaf Acquisition Corp. and Pegasystems Inc.
Form of Registration No.:	Schedule TO	Date Filed:	March 24, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check	the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) filed by (i) Maple Leaf Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Pegasystems Inc., a Massachusetts corporation (“Pegasystems”) and (ii) Pegasystems. The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares (the “Shares”) of common stock, par value $0.001 per share, of Chordiant Software, Inc., a Delaware corporation (the “Company”), at a price of $5.00 per Share, net to the holder in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(i) and (a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase (as amended hereby), including Annex I thereto, is hereby incorporated by reference in answer to Items 1 through 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

This Amendment is being filed to reflect the termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). On March 31, 2010, Pegasystems issued a press release announcing the termination of the applicable waiting period under the HSR Act, which press release is attached to this Schedule TO as Exhibit (a)(5)(iv) and is incorporated herein by reference.

Amendment to the Offer to Purchase

Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in Section 16 of the Offer to Purchase are amended and supplemented, and Section 16 of the Offer to Purchase is hereby amended and supplemented, by appending the following to the end of the paragraph in the subsection entitled “Antitrust Matters” in Section 16 of the Offer to Purchase entitled “Certain Regulatory and Legal Matters”:

“On March 31, 2010, Pegasystems was notified that the Premerger Notification Office of the FTC has granted early termination of the waiting period under the HSR Act applicable to the Offer. Accordingly, the Offer Condition relating to the expiration or termination of the waiting period under the HSR Act has been satisfied (see Section 15 of this Offer to Purchase entitled “Conditions to Purchaser’s Obligations”).”

Item 12 of the Schedule TO is amended and supplemented to include the following:

“(a)(5)(iv) Press Release issued by Pegasystems Inc. on March 31, 2010.”

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MAPLE LEAF ACQUISITION CORP.

By:  /s/ Shawn Hoyt

Name: Shawn Hoyt

Title: Secretary

PEGASYSTEMS INC.

By:  /s/ Shawn Hoyt

Name: Shawn Hoyt

Title: General Counsel and Secretary

Dated: March 31, 2010

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 24, 2010.*†

(a)(1)(ii)	Form of Letter of Transmittal.* †

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.* †

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.* †

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.* †

(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY*†

(a)(1)(viii)	Form of Summary Advertisement as published on March 24, 2010 in The New York Times. †

(a)(5)(i)	Joint Press Release issued by Pegasystems Inc. and Chordiant Software, Inc. on March 15, 2010. (1)

(a)(5)(ii)	Presentation, dated March 15, 2010. (2)

(a)(5)(iii)	Investor Conference Call Transcript, dated March 15, 2010. (3)

(a)(5)(iv)	Press Release issued by Pegasystems Inc. on March 31, 2010.

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of March 14, 2010, by and among Pegasystems Inc., Maple Leaf Acquisition Corp. and Chordiant Software, Inc. (4)

(d)(2)	Form of Tender and Voting Agreement (5)

(d)(3)	Confidentiality Agreement, dated as of February 16, 2009, by and between Pegasystems Inc. and Chordiant Software, Inc., as amended. †

(g)	None.

(h)	None.

*	Included in mailing to stockholders.
†	Previously filed.
(1)	Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(2)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 15, 2010.
(3)	Incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Pegasystems Inc. on March 16, 2010.
(4)	Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.
(5)	Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Pegasystems Inc. on March 15, 2010.